NOTICE

RE: CONDENSED CONSOLIDATED INTERIM FINANCIALS STATEMENTS FOR

            THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024

The second quarter financial statements for the three and six months ended June 30, 2025 and 2024 have not been reviewed by the auditors of Greenbriar Sustainable Living Inc.

GREENBRIAR SUSTAINABLE LIVING INC.

"Anthony Balic"

Anthony Balic

Chief Financial Officer

Greenbriar Sustainable Living Inc.

Condensed Consolidated Interim Financial Statements

For Three and Six Months Ended June 30, 2025 and 2024

(Unaudited - amounts expressed in Canadian dollars, except where indicated)

Greenbriar Sustainable Living Inc.
Condensed Consolidated Interim Statements of Financial Position
As at June 30, 2025 and December 31, 2024
(amounts expressed in Canadian dollars, except where indicated)

	Note	As at June 30, 2025	As at December 31, 2024
Assets
Current assets
Cash		$2,885	$-
Deposits and prepaid expenses - short term		32,088	30,936
Other receivables		6,362	7,747
Marketable securities	7	1,755,000	1,755,000
		1,796,335	1,793,683
Non-current assets
Deposits and prepaid expenses - long term		78,447	82,737
Sage Ranch	6	9,794,510	10,162,415
Cordero Ranch	5	24,803	-
Power project acquisition and development costs	8	7,950,812	8,225,009
Total assets		$19,644,907	$20,263,844
Liabilities
Current liabilities
Overdraft		-	54,227
Accounts payable and accrued liabilities	9	4,890,339	4,986,099
Loans payable and promissory note	10	4,132,047	2,563,145
Joint venture settlement obligation	12	1,201,847	669,449
Convertible debenture	11	4,244,945	3,338,552
Convertible debenture derivative	11	1,031,352	1,025,803
		15,500,530	12,637,275
Non-current liabilities
Joint venture settlement obligation	12	2,228,783	2,699,291
Convertible debenture	11	-	839,132
Total liabilities		17,729,313	16,175,698
Shareholders' equity
Share capital	13	29,421,235	29,372,058
Reserves	13	9,358,437	9,228,019
Accumulated other comprehensive income		1,093,969	2,091,508
Deficit		(37,958,047)	(36,603,439)
Total shareholders' equity		1,915,594	4,088,146
Total liabilities and shareholders' equity		$19,644,907	$20,263,844

Nature of operations and going concern (note 1)

Commitments and contingencies (note 18)

Subsequent events (note 19)

Approved by the Board of Directors

”Jeff Ciachurski”	Director	”Cliff Webb”	Director

The accompanying notes are an integral part of these consolidated financial statements.

Greenbriar Sustainable Living Inc.
Condensed Consolidated Interim Statement of Loss and Comprehensive Loss
For the three and six months ended June 30, 2025 and 2024
(amounts expressed in Canadian dollars, except where indicated)

	Notes	Three months ended June 30,		Six months ended June 30,
		2025	2024	2025	2024
General and administration expenses
Consulting and management fees	17	$(165,519)	$(209,655)	$(506,189)	$(475,245)
General and administrative		(29,975)	(150,501)	(81,132)	(313,546)
Marketing and donations		-	(356)	-	(14,883)
Share-based payment expense	13	(130,418)	(129,196)	(130,418)	(129,196)
Professional fees		(119,508)	(98,670)	(183,069)	(210,954)
		(445,420)	(588,378)	(900,808)	(1,143,824)
Other (expenses) income, net
Foreign exchange gain (loss)		471,055	(86,688)	524,843	(171,019)
Accretion expense on convertible debt	11	(125,474)	(106,867)	(249,248)	(210,115)
Accretion on joint venture settlement obligation	12	(113,181)	-	(228,390)	-
Interest expense and bank chares		(250,074)	(37,319)	(437,552)	(73,501)
Gain (loss) on settlement of accounts payable and accrued liabilities		-	-	-	(8,634)
Fair value adjustment on derivative liability	11	91,218	48,504	(63,453)	107,736
Loss		(371,876)	(770,748)	(1,354,608)	(1,499,357)

Other comprehensive income (loss)
Cumulative translation adjustment		(943,799)	209,797	(997,539)	689,963
Total comprehensive loss		$(1,315,675)	$(560,951)	$(2,352,147)	$(809,394)

Loss per share-basic and diluted		$(0.01)	$(0.02)	$(0.04)	$(0.04)

Weighted average shares outstanding-basic and diluted		34,617,112	35,038,421	37,415,042	34,420,867

The accompanying notes are an integral part of these consolidated financial statements.

Greenbriar Sustainable Living Inc.
Consolidated Statements of Changes in Shareholders’ Equity
For the six months ended June 30, 2025 and 2024
(amounts expressed in Canadian dollars, except where indicated)

	Notes	Shares	Share capital	Option reserves	Warrants reserves	Convertible debenture reserves	Accumulated other comprehensive income	Deficit	Total Shareholders ' Equity

Balance at December 31, 2024		37,370,157	$29,372,058	$4,917,310	$4,273,490	$37,219	$2,091,508	$(36,603,439)	$4,088,146
Loss for the period		-	-	-	-	-	-	(1,354,608)	(1,354,608)
Cumulative translation adjustment		-	-	-	-	-	(997,539)	-	(997,539)
Share-based payment expense	13	-	-	130,418	-	-	-	-	130,418
Shares for debt settlement	13	93,381	49,177	-	-	-	-	-	49,177
Balance at June 30, 2025		37,463,538	$29,421,235	$5,047,728	$4,273,490	$37,219	$1,093,969	$(37,958,047)	$1,915,594

Balance at December 31, 2023		34,078,355	$26,410,615	$4,911,526	$4,456,372	$37,219	$653,192	$(31,467,863)	$5,001,061
Loss for the period		-	-	-	-	-	-	(1,499,357)	(1,499,357)
Options exercised	13	463,000	813,050	(328,750)	-	-	-	-	484,300
Warrants exercised	13	631,000	609,932	-	(182,882)	-	-	-	427,050
Share-based payment expense		-	-	129,196					129,196
Cumulative translation adjustment		-	-	-	-	-	689,963	-	689,963
Balance at June 30, 2024		35,172,355	$27,833,597	$4,711,972	$4,273,490	$37,219	$1,343,155	$(32,967,220)	$5,232,213

The accompanying notes are an integral part of these consolidated financial statements.

Greenbriar Sustainable Living Inc.
Consolidated Statements of Cash Flows
For the three and six months ended June 30, 2025 and 2024
(amounts expressed in Canadian dollars, except where indicated)

	Note	Three months ended June 30,		Six months ended June 30,
		2025	2024	2025	2024
Cash used from operating activities
Loss for the period		$(371,876)	$(770,748)	$(1,354,608)	$(1,499,357)
Items not affecting cash
Unrealized foreign exchange gain (loss)		(471,055)	86,688	(526,682)	171,019
Gain (loss) on settlement of account payable and accrued liabilities		-	-	-	8,634
Share-based payment expense		130,418	129,196	130,418	129,196
Accretion on convertible debenture	11	125,474	106,867	249,248	210,115
Accretion on joint venture settlement obligation	12	111,343	-	228,390	-
Fair value of derivative liability	11	(91,218)	(48,504)	63,453	(107,736)
		(566,914)	(496,501)	(1,209,781)	(1,088,129)
Change in non-cash operating working capital
Decrease (increase) in receivables and prepaid expenses		7,379	(14,687)	166,732	332,741
Increase (decrease) in accounts payable and accrued liabilities		(99,143)	(333,187)	(209,131)	(495,954)
		(658,678)	(844,375)	(1,252,180)	(1,251,342)
Cash flows used in investing activities
Sage ranch	6	(3,255)	-	(66,434)	(92,868)
Cordero ranch	5	(10,283)	-	(24,803)	-
Power project development and construction costs	8	(60,649)	(6,963)	(116,356)	(115,303)
		(74,187)	(6,963)	(207,593)	(208,171)
Cash flows used in financing activities
Cash repaid on executive loans and interest	10	(78,415)	-	(145,915)	(44,000)
Cash received on executive loan	10	262,400	-	302,400
Cash received from shareholder and director loans	10	30,000	-	30,000	550,000
Option exercises		-	319,300	-	484,300
Warrant exercises		-	421,000	-	427,050
Cash received on loans payable and promissory notes	10	477,000	95,857	1,496,900	95,857
Repayment of joint venture settlement obligation	12	(6,500)	(15,000)	(166,500)	(171,000)
		684,485	821,157	1,516,885	1,342,207
Increase (decrease) in cash		$(48,380)	$(30,181)	$57,112	$(117,306)
Cash - beginning of period		51,265	(40,027)	(54,227)	47,098
Cash (overdraft) - end of period		$2,885	$(70,208)	$2,885	$(70,208)

The accompanying notes are an integral part of these consolidated financial statements.

Supplemental cash flow information	2025	2024
	$	$
Accrued investment property through accounts payable	183,771	949,985
Accrued power project development costs through accounts payable	109,146	184,661
Reclass of loan receivable to joint venture settlement obligation	166,500	377,947
AP paid by Executive and classified as loan payable	11,841	79,262
Cash interest paid	213,179	-
Taxes paid	-	-

Greenbriar Sustainable Living Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2025 and 2024
(amounts expressed in Canadian dollars, except where indicated)

1 Nature of operations and going concern

Greenbriar Sustainable Living Inc. ("Greenbriar" or the "Company") is a developer of entry-level housing, renewable energy, green technology and sustainable investment projects. Greenbriar was incorporated under the British Columbia Business Corporations Act on April 2, 2009 and is a real estate issuer on the TSX Venture Exchange. The Company's registered records office is located at Suite 1500 - 1055 West Georgia Street, Vancouver, BC, V6E 4N7. The Company is listed as a Tier 2 real estate issuer. The Company's shares trade on the exchange under the symbol "GRB". The Company changed its name from Greenbriar Capital Corp. to Greenbriar Sustainable Living Inc. effective November 15, 2023.

These consolidated financial statements have been prepared on the basis that the Company is a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The nature of the Company's primary business is the acquisition, management, development, and possible sale of real estate and renewable energy projects. The Company had a loss of $1,354,608 for the six months ended June 30, 2025. As at June 30, 2025, the Company had an accumulated deficit of $37,958,047 and a working capital deficiency of $13,704,195. To date, the Company has no history of earning revenues. If the Company is unable to raise any additional funds to undertake planned development, it could have a material adverse effect on its financial condition. These events and conditions indicate that a material uncertainty exists that raises substantial doubt on the Company's ability to continue as a going concern. If the going concern basis were not appropriate for these consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses, and the classifications used in the statement of financial position. These adjustments may be material.

Recent global issues, including the ongoing political conflict in other regions have adversely affected workplaces, economies, supply chains, and financial markets globally. It is not possible for the Company to predict the duration or magnitude of the adverse results of these issues and their effects on the Company's business or results of operations this time.

2 Basis of presentation

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB"). Accordingly, certain disclosures included in annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB have been condensed or omitted and these unaudited condensed interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2024.

The Company's management makes judgments in its process of applying the Company's accounting policies in the preparation of its unaudited interim condensed consolidated financial statements.  In addition, the preparation of the financial data requires that the Company's management make assumptions and estimates of the effects of uncertain future events on the carrying amounts of the Company's assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances.  Revisions to estimates and the resulting effects on the carrying amounts of the Company's assets and liabilities are accounted for prospectively. The critical judgments and estimates applied in the preparation of the Company's unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company's consolidated financial statements for the year ended December 31, 2024. In addition, other than noted below, the accounting policies applied in these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company's audited financial statements for the year ended December 31, 2024.  The Company's interim results are not necessarily indicative of its results for a full year.

The Company's interim results are not necessarily indicative of its results for a full year.

These unaudited condensed consolidated interim financial statements were approved by the Board of Directors on August 29, 2025.

3 Material accounting policies

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments and estimates and form assumptions that affect the reporting amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period.

Greenbriar Sustainable Living Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2025 and 2024
(amounts expressed in Canadian dollars, except where indicated)

On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, revenue, and expenses.  Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates.  Actual outcomes may differ from these estimates under different assumptions and conditions.  Revisions to estimates and the resulting effects on the carrying amounts of the Company's assets and liabilities are accounted for prospectively.

Key areas of judgment

Functional currency

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which each operates. The Company's functional and local currency is the Canadian dollar.  The functional currency of the Company's subsidiaries is the US dollar.  The determination of functional currency may require certain judgments to determent the primary economic environment.  The Company reconsiders the functional currency used when there is a change in events and conditions which determined the primary economic environment.

Assets' carrying values and impairment charges

In determining carrying values and impairment charges the Company looks at recoverable amounts, defined as the higher of value in use or fair value less cost to sell in the case of assets, and at objective evidence that identifies significant or prolonged decline of fair value on financial assets indicating impairment.  These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period.

Going concern of operations

These consolidated financial statements do not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern. If the going concern assumption was not used, then the adjustments required to report the Company's assets and liabilities on a liquidation basis could be material to these financial statements.

Marketable securities

The determination of the fair value requires significant judgement by the Company, on the date of purchase, and at each reporting date thereafter, consistent with fair value accounting guidance in accordance with IFRS 13, Fair Value Measurement.

Tax

Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income.  Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable earnings will be available against which the losses can be utilized.  Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable earnings together with future tax planning strategies.

Key sources of estimation uncertainty

Share-based payments

Amounts recorded for share-based payments are subject to the inputs used in the Black-Scholes option pricing model, including estimates such as volatility, forfeiture, dividend yield and expected option life.

Convertible debentures

Convertible debentures are separated into their liability and equity components on the statement of financial position. The liability component is initially recognized at fair value, calculated as the net present value of the liability, using estimated interest rates based upon non-convertible debentures issued by comparable issuers, and accounted for at amortized cost using the effective interest rate method.

Derivative Liability

The Company measures the fair value of the derivative by reference to the fair value on the convertible debenture issuance date with an estimated life ending on the convertible debenture maturity date and revalues them at each reporting date. In determining the fair value for the derivative liability, the Company used the Geometric Brownain motion model with the following assumptions: annualized volatility rate; market price of shares at the reporting date; risk-free interest rate; the remaining expected life of the embedded derivatives and an exchange rate at the reporting date. Changes to these estimates could result in the fair value of the derivative liability being less than or greater than the amount recorded.

Greenbriar Sustainable Living Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2025 and 2024
(amounts expressed in Canadian dollars, except where indicated)

Joint venture settlement obligation

The liability is initially recognized at fair value, calculated as the net present value of the liability, using estimated interest rates based upon debt issued by comparable issuers, and accounted for at amortized cost using the effective interest rate method.

4 Loan Receivable

	June 30, 2025	December 31, 2024
Opening balance	$-	$206,947
Funds received, net of advances granted	-	-
Reclassed to offset joint venture settlement obligation (note 12)	-	(206,947)
Ending receivable balance	$-	$-

As at June 30, 2025, the Company had a loan receivable of $nil (December 31, 2024 - $nil) from Captiva Verde Wellness Corp. ("Captiva") which represents a non-arm's length transaction as the CEO of the Company, Jeffrey Ciachurski, is also the CEO of Captiva and the CEO of the Company and the CFO of the Company Anthony Balic, is also the CFO of Captiva and Michael Boyd, a director of the Company, is also a director of the Captiva.

On April 20, 2022, the Company entered into a promissory note with Captiva for $775,000 which accrued interest at the rate of 8% per annum for a term of 24 months. The promissory note matured on April 20, 2024.  As at June 30, 2025, interest income of $nil (December 31, 2024 - $nil) has been accrued. During the year ended December 31, 2024, the Company and Captiva agreed to net the receivable against the joint venture settlement obligation (note 12).

5 Cordero Ranch

	June 30, 2025	December 31, 2024
Opening balance	$-	$-
Additional	25,624	-
Translation adjustment	(821)	-
	$24,803	$-

On February 4, 2025, the Company announced it has entered into a memorandum of understanding to acquire the 1,361 Acre Cordero Ranch project located in Cedar City, Utah. Mr. Tommy Sullivan, Chairman of the Company's real estate advisory board and appointed board of director member on July 8, 2025, purchased the Cordero Ranch property in 2002 in Cedar City, Utah. The city executed a Master Plan Development Agreement for Cordero Ranch that is still in full force and effect, approving and authorizing the construction of 6,726 homes and with the city providing full water, sewer and ancillary services. The 6,726 homes in the Master Plan comprise 2,034 acres with 4,501 of these fully approved homesites with a 1,361 keystone center parcel.

Greenbriar Sustainable Living Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2025 and 2024
(amounts expressed in Canadian dollars, except where indicated)

6 Sage Ranch

	June 30, 2025	December 31, 2024
Opening balance	$10,162,415	$8,336,079
Land appraisal & related fees	158,968	1,085,359
Translation adjustment	(526,873)	740,977
	$9,794,510	$10,162,415

On September 27, 2011, the Company acquired property in Tehachapi, California (the "Sage Ranch Project" or "Tehachapi Property") with the intent to develop a residential subdivision. The Company applies the cost model for its investment property and has recorded $nil depreciation as the project is still under development.

On November 13, 2023, the Sage Ranch Project received Planning Commission approval for the Sage Ranch Precise Development Plan ("PDP"). On June 18, 2024, a Sacramento court issued a ruling in the case of Tehachapi Cummings County Water District V. City of Tehachapi (the "City"), which has not yet taken effect. The ruling stated that the City's analysis of the Company's Environmental Impact Report ("EIR") was inadequate and upon resolution of the final cause of action, a writ will be issued voiding the certification of the EIR and any related project approvals.  The City and the Company have already started work to comply with the mandates of the proposed writ.

During the year ended December 31, 2022, the Company acquired water rights for the Sage Ranch project by way of a debt settlement agreement with an officer and director of the Company. The debt of US$1,000,000 was settled in exchange of 925,926 units of the Company.  Each unit consists of one common share plus one whole share purchase warrant.  Each warrant is exercisable to acquire one common share at an exercise price of $1.46 for a period of three years.

During the year ended December 31, 2023, the Company entered into an option agreement to purchase up to 115 acre-feet of water rights at USD $29,260 per acre-feet and as part of the agreement paid a $1,376,556 non-refundable deposit. During the year ended December 31, 2024, the agreement was amended pursuant to which the purchase price was increased to an aggregate price of US$3,400,000 (or US$29,565.22 per acre-foot) plus the non-refundable deposit. The option expired unexercised on December 31, 2024.

On April 25, 2025, the Company entered into an agreement with Ronnie Strasser to buy 115 acre-feet of adjudicated and deeded water rights for USD $1,250,000, which expires on April 25, 2027. If the purchase is not made within 120 days, the amount will escalate by $62,500 (late payment fee) and then another $62,500 for each additional 90 days thereafter until the expiry date or the agreement is mutually terminated. If the water is not purchased, the Company would owe any late payment fees accrued.

The fair value of the development project as a whole is not possible to reliably estimate as of yet, given we have not yet received all necessary permits or begun construction.

7 Marketable securities and investment in associate

	December 31, 2024 Fair value	FX and Fair Value Adjustment	June 30, 2025 Fair value
Green Matters	1,755,000	-	1,755,000
Total	$1,755,000	$-	$1,755,000

	December 31, 2023 Fair value	FX and Fair Value Adjustment	December 31, 2024 Fair value
Green Matters	1,785,510	(30,510)	1,755,000
Total	$1,785,510	$(30,510)	$1,755,000

Greenbriar Sustainable Living Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2025 and 2024
(amounts expressed in Canadian dollars, except where indicated)

As at June 30, 2025, the Company held 900,000 (December 31, 2024 - 900,000) shares in Green Matters Technologies Inc. ("Green Matters") which is a private Canadian corporation. As at June 30, 2025, the shares were valued at CAD $1.95 (December 31, 2024 - CAD$1.95) based on the price of the most recent financing by Green Matters.

8 Power project acquisition and development costs

	Development Costs	Acquisition Costs	Total
December 31, 2023	$5,522,330	$1,653,250	$7,175,580
Additions	421,373	-	421,373
Translation adjustment	482,681	145,375	628,056
December 31, 2024	6,426,384	1,798,625	8,225,009
Additions	154,336	-	154,336
Translation adjustment	(335,283)	(93,250)	(428,533)
June 30, 2025	6,245,437	1,705,375	7,950,812

Montalva Project

In April 2013, the Company entered into a 50/50 arrangement to create AG Solar One LLC ("AG Solar") with Alterra Power Corp. ("Alterra") (the "Arrangement").  The Arrangement was created to develop 100 Megawatts ("MW's") of solar generation capacity in Puerto Rico under a Master Renewable Power Purchasing and Operating Agreement ("PPOA"), dated December 20, 2011, and amended on March 16, 2012 (the "Master Agreement"), with Puerto Rico Electric Power Authority ("PREPA") through its wholly owned subsidiary, PBJL Energy Corporation ("PBJL").

On July 12, 2013, the Company signed a Membership Interest Purchase and Sale Agreement ("MIPSA") with Magma Energy (U.S.) Corp. ("Magma"), a subsidiary of Alterra, and amended on October 11, 2013, whereby the Company will purchase from Alterra its 50% interest in and to the shares of AG Solar.  The consideration was US $1.25 Million. The Company completed the MIPSA on September 12, 2014 (the "Acquisition Date") and the Company now owns 100% of AG Solar.

Under the terms of the Master Agreement, the Company filed its 100 MW AC Montalva Solar Project with PREPA ("Montalva" or the "Montalva Project") on September 5, 2013, requesting an interconnection evaluation and issuance of the project specific PPOA for Montalva included and agreed in the Master Agreement. After numerous delays by PREPA and failed attempts by the Company requesting the interconnection evaluation and issuance of a project specific PPOA for Montalva, the Company filed a Notice of Default under the Master Agreement with PREPA on September 24, 2014.  PREPA responded to the Notice of Default on November 3, 2014, taking the position that it had other PPOAs issued that would exceed its system renewable capacity and could not accept any additional renewable projects and further had met its obligations under the Master Agreement. It's the Company's position that the Master Agreement is a specific performance agreement and not an option agreement at PREPA's discretion and that PREPA is liable for damages. The Company is currently negotiating a revised settlement PPOA with PREPA and anticipates moving forward with the development of the Montalva Solar Project as soon as practicable.

Land Lease Option Agreements

Included in the power project development and construction costs balance for AG Solar are costs related to land lease option payments.

The company currently has four separate land lease option agreements covering five parcels for the construction of Montalva.  One large parcel is located in the Municipality of Guanica and the other four in the Municipality of Lajas.  The parcels are in close proximity to each other.  Upon execution of the options, these land leases provide for a term of twenty-five years, and such leases may be extended for up to four additional consecutive periods of five years each, at the Company's option, for the purposes of the Company developing the Montalva Project.

On various dates since execution of the land lease option agreement, the parties have executed separate amendments to extend the expiration date. During the period ended June 30, 2025, the Company entered into additional extension agreements extending the option term on all agreements to December 31, 2025, and agreeing to make future payments totalling US$221,000.  During the period ending June 30, 2025, the Company made payment totalling USD$69,000 (December 31, 2024 - USD$177,500), related to payments required by the extension agreements.

Greenbriar Sustainable Living Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2025 and 2024
(amounts expressed in Canadian dollars, except where indicated)

9 Accounts payable and accrued liabilities

	June 30, 2025	December 31, 2024
Accounts payable	$2,403,834	$2,458,176
Accrued liabilities	1,511,325	1,875,924
Accrued interest	975,180	651,999
Total accounts payable and accrued liabilities	$4,890,339	$4,986,099

During the period ended June 30, 2025, the Company recorded a gain on settlement of accounts payable of $nil (December 31, 2024- $5,172 of gain).

10 Loans payable

Shareholder loans	June 30, 2025	December 31, 2024
Principal opening balance	$1,043,565	$499,631
Net Addition		500,000
Unrealized foreign exchange	(28,180)	43,934
Principal ending balance	$1,015,385	$1,043,565

In September 2014, the Company received two loans from an independent shareholder that bear interest of 10% per annum, compounded monthly, are non-secured and are due on demand. During the year ended December 31, 2024, the Company received $500,000 in additional loans from shareholders which were unsecured, non-interest bearing loans which are due on demand. Starting January 1, 2025, USD $230,000 and CAD $500,000 of the shareholder loans will be payable on December 31, 2025 and bear interest at 8% per annum. As at June 30, 2025, total accrued interest was $312,658 (December 31, 2024 - $273,015) and was included in account payables and accrued liabilities.

Director loans	June 30, 2025	December 31, 2024
Principal opening balance	$323,823	$251,691
Additional loans (repayments)	30,000	50,000
Unrealized foreign exchange	(14,198)	22,132
Principal ending balance	$339,625	$323,823

The loans bearing interest have an interest rate of between 10% and 12% per annum, are non-secured, and are repayable on demand. During the year ended December 31, 2024, the Company received $50,000 in additional loans from director which are unsecured, non-interest bearing loans which are due on demand. During the year ended December 31, 2024, the Company repaid $250,000 in accrued interest. As at June 30, 2025, the Company received $30,000 in additional loans from director which are unsecured, non-interest bearing loans which are due on demand, total interest accrued was $387,446 (December 31, 2024 - $374,285) and was included in account payables and accrued liabilities.

Greenbriar Sustainable Living Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2025 and 2024
(amounts expressed in Canadian dollars, except where indicated)

Executive loans	June 30, 2025	December 31, 2024
Principal opening balance	$218,116	$-
Additional loan	314,241	232,505
Net repayments	(145,915)	(14,389)
Unrealized foreign exchange	(2,636)	-
Principal ending balance	$383,806	$218,116

As at June 30, 2025, the Company had outstanding loans from the CEO and the CEO's spouse of $383,806 (December 31, 2024 - $218,116). During the year ended December 31, 2024, the Company received loans of USD$91,550 ($136,648) that bears interest of 10% per annum, compounded monthly, are non-secured and are due on demand. In addition, the Company also received a $95,857 promissory note from the CEO and the CEO's spouse that is non-interest bearing, non-secured and is due on demand. The Company repaid $14,389 during the year ended December 31, 2024. During current period ended June 30, 2025, the Company received $286,841 that bears interest of 8% per annuum, are non-secured and are due on demand, the Company also received a $27,400 promissory note from the CEO and the CEO's spouse that is non-interest bearing, non-secured and is due on demand, the Company repaid $145,915 during the current period.

As at June 30, 2025, total interest accrued was $5,051 (December 31, 2024 - $4,699) and was included in account payables and accrued liabilities.

Promissory note (1)	June 30, 2025	December 31, 2024
Principal opening balance	$444,946	$30,000
Additions principal	400,000	399,818
Interest	28,609	4,862
Interest repayment	(28,609)	-
Unrealized foreign exchange	(26,120)	10,266
Principal ending balance	$818,826	$444,946

During the year ended December 31, 2023, the Company received a $30,000 promissory note that is non-interest bearing, non-secured and is due on demand.

During the year ended December 31, 2024, the Company received a USD$285,000 (CAD $399,818) promissory that bears interest at 12% per annum, is unsecured and is repayable up to September 30, 2025.

As at June 30, 2025, interest on the promissory note was $28,609, and repaid during current period (December 31, 2024 - $4,862).

During the period ended June 30, 2025, the Company received a $400,000 promissory that bears interest at 12% per annum, is unsecured and is repayable on June 30, 2026. The term can be extended for a period of three months.

Promissory note (2)	June 30, 2025	December 31, 2024
Opening balance	$532,695	$-
Additions principal	-	476,563
Interest	59,138	28,332
Interest repayment	(59,138)	-
Unrealized foreign exchange	(55,190)	27,800
Principal ending balance	$477,505	$532,695

During the year ended December 31, 2024, the Company entered into a loan agreement for USD $350,000 ($476,563). The loan bears interest at 12% per annum, is unsecured and is repayable on or before December 31, 2025. During the period ended June 30, 2025, the ownership of the USD $350,000 loan was transferred to the CEO of the Company through a private transaction. As at June 30, 205, interest on the promissory note was $59,138, and repaid during current period (December 31, 2024 - $28,332).

Greenbriar Sustainable Living Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2025 and 2024
(amounts expressed in Canadian dollars, except where indicated)

Promissory note (3)	June 30, 2025	December 31, 2024
Opening balance	$-	$-
Additions	1,096,900	-
Principal ending balance	$1,096,900	$-

During the period ended June 30, 2025, the Company received $1,096,900 in loans and advances that are non-interest bearing, non-secured and are due on demand. Subsequent to period end the Company settled $1,096900 through a shares for debt transaction.

11 Convertible debenture

On June 30, 2023, the Company issued a $1,000,000 unsecured convertible debenture. The debenture bears interest at 12% per annum, calculated and paid quarterly commencing on the date of issuance and matures on June 30, 2026. The debenture holder can convert all or any portion of the outstanding principal amount into common shares of the Company, at a price of $1.25 per common share. As part of the terms of the offering, the debenture holder has been issued 460,000 detachable warrants which were valued using a Black Scholes Model. Each warrant entitles the holder to acquire one common share of the Company at an exercise price of $1.30 per common share, subject to adjustment in certain events, and expiring on June 30, 2026.

Based on the discount factor of 13.5% over the debenture's term of three years used to determine the fair value of the debenture, the conversion feature was classified as equity and was assigned a residual value of $37,219. Transaction costs, including the fair value of detachable warrants, were allocated to the liability and equity components in proportion to the allocation of gross proceeds. Accretion for the debenture for the period ended June 30, 2025 was $30,330 (December 31, 2024-$54,003). Interest for the debenture for the period ended June 30, 2025 was $64,116 (December 31, 2024-$122,685).

	June 30, 2025	December 31, 2024
Opening balance	$839,132	$785,129
Accretion	30,330	54,003
Ending balance, classified as short-term	$869,462	$839,132

On December 13, 2023, the Company issued a USD$3,000,000 unsecured convertible debenture. As part of the issuance, the Company received USD $2,640,000 in cash and USD $360,000 was retained by the investor as prepaid interest. The debenture bears interest at 12% per annum, calculated and paid quarterly commencing on the date of issuance and will mature 36 months from the date of issuance on January 11, 2027. The debenture holder can convert all or any portion of the outstanding principal amount into common shares of the Company at a price of $1.25 per common share. As part of the terms of the offering, the debenture holder has been issued 900,000 detachable warrants which have been valued using a Black Scholes model. Each warrant entitles the holder to acquire one common share of the Company at an exercise price of $1.30 per common share, subject to adjustment in certain events, for a period expiring on January 11, 2027.

The Company estimated the fair value of the embedded derivative, representing the conversion option, by reference to a Geometric Brownain motion model. Based on the following key weighted average inputs: annualized volatility of 65.13% per annum, risk free rate of 3.57% over the Debenture's term of three years, the USD/CAD annualized volatility of 7.28% per annum, the fair value of the derivative liability was $1,171,660 at recognition and $1,027,427 at December 31, 2023. The debenture was then allocated the residual balance and transaction costs, including the detachable warrants, were allocated to the liability and embedded derivative in proportion to the allocation of gross proceeds.  Transactions costs of $87,781 allocated to the embedded derivative were expensed as incurred. As at June 30, 2025, the fair value of the embedded derivative was $1,031,352. The Company estimated the fair value of the embedded derivative, representing the conversion option, by reference to a black-scholes model. Based on the following key weighted average inputs: annualized volatility of 90.5% per annum, risk free rate of 2.58% over the Debenture's remaining term one and half years. Interest for the debenture for the period ended June 30, 2025 was $256,018 (December 31, 2024-$490,593). Accretion for the debenture for the period ended June 30, 2025 was $218,918 (December 31, 2024-$380,338).

Greenbriar Sustainable Living Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2025 and 2024
(amounts expressed in Canadian dollars, except where indicated)

Convertible Debenture	June 30, 2025	December 31, 2024
Opening balance	$3,338, 552	$2,698,761
Accretion	218,918	380,338
Foreign exchange	(181,987)	259,453
Ending balance, classified as short-term	$3,375,483	$3,338,552

Derivative Liability	June 30, 2025	December 31, 2024
Opening balance	$1,025,803	$1,027,427
Foreign exchange	(57,904)	84,377
Fair value adjustment	63,453	(86,001)
Ending balance, classified as short-term	$1,031,352	$1,025,803

12 Joint venture settlement obligation

On October 6, 2018, the Company entered into an agreement to sell a 50% undivided interest in the Sage Ranch Project to Captiva, which represents a non-arm's length transaction. The Company received 10,687,500 common shares of Captiva which had a fair value of $1,068,750 and $112,500 in cash for total consideration of $1,181,250 ("Sale Agreement").

On August 10, 2020, the Company entered into an option and joint venture agreement (the "Option and Joint Venture Agreement") with Captiva amending the terms of the Sale Agreement.

Pursuant to the terms of the Option and Joint Venture Agreement, Captiva's 50% interest in the Sage Ranch Project was converted into an option to earn (the "Option") a 50% net profits interest in the Tehachapi Property by:

1. Captiva paying the Company a cash payment of $112,500 (the "Cash Payment") (Captiva satisfied this payment in 2018 under the terms of the Sale Agreement);

2. Captiva issuing the Company common shares (the "Share Payment") (Captiva satisfied this payment in 2018 through the issuance of 10,687,500 common shares under the terms of the Sale Agreement); and

3. Captiva funding the applicable permitting and development costs for the Sage Ranch Project (Captiva was in default on such funding obligations).

Captiva had until the earlier of: (i) August 20, 2025 and (ii) the date the Company receives final approval from the City of Tehachapi (and other required regulatory approval) to build houses on the Tehachapi Property, to exercise the Option.

If Captiva made the payments summarized above by the required time, Captiva would have exercised the Option and automatically acquired a 50% net profits interest in and to the Sage Ranch Project. If Captiva exercised the Option, then Captiva and the Company would have immediately entered into a joint venture (the "Joint Venture") pursuant to the terms of the Option and Joint Venture Agreement. Pursuant to the terms of the Joint Venture, the Company and the Captiva were required to evenly split all net profits derived from the Sage Ranch Project.

Captiva was in default of its funding obligations under the Option and Joint Venture Agreement. On June 22, 2023 and amended on August 21, 2023, the Company entered into an agreement with Captiva whereby the Company will repay Captiva the amount funded by Captiva under the Option and Joint Venture Agreement (equal to $5,591,588) in 48 equal monthly installments of $116,491 starting on August 22, 2024, with the last payment on June 1, 2028. Amounts payable to Captiva under the agreement relate to the reimbursement of costs incurred by Captiva under the Option. Subsequent to the amount being repaid, Captiva will no longer have any further net profits interest in and to the Sage Ranch Project. During the year ended December 31, 2023, the present value of $3,811,504 of these future payments was discounted at a rate of 13.43%.

During the period ended June 30, 2025, $228,391 (2024 - $133,840) of accretion was recorded in the statement of loss and comprehensive loss.

During the year ended December 31, 2024, the Company settled $1,000,000 of the settlement obligation in exchange for the issuance of 2,197,802 common shares in the capital of the Company and recorded a loss of $538,461 on settlement and loss on modification of $246,168 in the statement of loss and comprehensive loss. As a result of the settlement there are no payments required on the obligation until Q3 2025.

Greenbriar Sustainable Living Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2025 and 2024
(amounts expressed in Canadian dollars, except where indicated)

	June 30, 2025	December 31, 2024
Opening balance	$3,368,740	$3,997,091
Joint-venture settlement obligation	-	-
Accretion	228,390	552,928
Reclass from loan receivable	-	(206,947)
Repayment	(166,500)	(220,500)
Settled on issuance of common shares	-	(1,000,000)
Loss on modification	-	246,168
Ending balance	$3,430,630	$3,368,740
Classified as current	$1,201,847	$669,449
Classified at non-current	$2,228,783	$2,699,291

13 Share capital and reserves

a. Authorized and outstanding

As at June 30, 2025, the Company had unlimited authorized common shares without par value and 37,463,538 common shares issued and outstanding (December 31, 2024 - 37,370,157).

b. Share issuances

Fiscal 2025

On April 4, 2025, the Company completed a shares for debt transaction and settled $51,359 in amounts owing by issuing 93,381 common shares of the Company.

Fiscal 2024

- During the year ended December 31, 2024, the Company issued 2,197,802 common shares as part of a settlement for payments required on the joint venture settlement obligation (note 12).

- During the year ended December 31, 2024, the Company issued 631,000 common shares as a result of warrant exercises and received gross proceeds of $427,050.

- During the year ended December 31, 2024, the Company issued 463,000 common shares as a result of option exercises and received gross proceeds of $484,300.

c. Stock options

The Board of Directors may grant options to purchase shares from time to time, subject to the aggregate number of common shares of the Company issuable under all outstanding stock options of the Company not exceeding 10% of the issued and outstanding common shares of the Company at the time of the grant. The options are exercisable over a period established at the time of issuance to buy shares of the Company for a period not exceeding ten years, at a price not less than the minimum price permitted by the exchange. The vesting schedule for an option, if any, shall be determined by the Board of Directors at the time of issuance.

In addition to the Stock Option Plan, the Company had established a Performance Share Plan dated effective May 6, 2021, in connection with the issue of the Performance Shares under the Sandford Solar Projects Consulting Agreement.  Mr. Sandford is the only participant under the Performance Share Plan.  It is contemplated that the Company will issue 100,000 Performance Shares on a project achieving a commercial operations date (the date solar power is delivered to a buyer under a power purchase agreement), up to a currently approved maximum of 2,600,000 Performance Shares. During the year ended December 31, 2024, the Company terminated the Performance Share Plan, with no performance shares having been issued.

Greenbriar Sustainable Living Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2025 and 2024
(amounts expressed in Canadian dollars, except where indicated)

Fiscal 2025

- On May 8, 2025, the Company granted an aggregate of 500,000 stock options to a consultant of the Company exercisable at $0.50 per share for a period of 3 years. The fair value of the share options was estimated at $130,418 on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected option life of 3 years, expected stock price volatility 82.79%, dividend payment during life of option was nil, risk free interest rate 2.61%, weighted average fair value per option $0.26, share price $0.49.

Fiscal 2024

- On May 24, 2024, the Company amended the exercise price and expiry date of stock options to purchase a total of 350,000 common shares, the stock options issued to certain consultants of the Company on July 7, 2021. The Company reduced the exercise price of the options from $1.35 to $0.82 and to extend the expiry date of the Options from July 7, 2024, to July 7, 2027.  The incremental fair value of $129,196 was recognized as a result of the amendment.

- On August 1, 2024, the Company granted an aggregate of 300,000 stock options to a consultant of the Company exercisable at $0.70 per share for a period of 2 years. The fair value of the share options was estimated at $57,378 on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected option life of 2 years, expected stock price volatility 65.61%, dividend payment during life of option was nil, risk free interest rate 3.36%, weighted average fair value per option $0.19, share price $0.59.

- On November 21, 2024, the Company granted an aggregate of 75,000 stock options to a consultant of the Company exercisable at  $0.90 per share for a period of 3 years. The fair value of the share options was estimated at $30,046 on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected option life of 3 years, expected stock price volatility 70.73%, dividend payment during life of option was nil, risk free interest rate 3.35%, weighted average fair value per option $0.40, share price $0.85.

- On December 31, 2024, the Company amended the exercise price and expiry date of stock options to purchase a total of 500,000 common shares, the stock options issued to certain consultants of the Company on January 25, 2022. The Company reduced the exercise price of the options from $1.25 to $1.00 and to extend the expiry date of the Options from January 25, 2025, to January 25, 2027.  The incremental fair value of $117,914 was recognized as a result of the amendment.

Total stock options granted during the period ended June 30, 2025, were 500,000 (December 31, 2024 - 375,000). Total share-based payment expense recognized for the fair value of share options granted and vested or amended during the period ended June 30, 2025 was $130,418 (2024 - $nil).

A summary of stock option information as at June 30, 2025 and December 31, 2024 is as follows:

	June 30, 2025		December 31, 2024
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding - beginning of year	3,237,000	$1.06	3,391,500	$1.21
Granted	500,000	0.50	375,000	0.74
Exercised	-		(463,000)	1.05
Expired	(100,000)	1.15	(66,500)	2.00
Outstanding - end of period	3,637,000	$0.98	3,237,000	$1.06

Greenbriar Sustainable Living Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2025 and 2024
(amounts expressed in Canadian dollars, except where indicated)

The following table discloses the number of options and vested options outstanding as at June 30, 2025:

Number of options outstanding and exercisable	Weighted average exercise price	Weighted average remaining contractual life (years)
350,000	$0.82	2.02
500,000	$1.00	1.50
500,000	$1.35	0.28
75,000	$1.50	0.61
1,137,000	$1.10	3.38
200,000	$1.10	3.42
300,000	$0.70	1.09
75,000	$0.90	2.39
500,000	$0.50	2.86
3,637,000	$0.98	2.23

d. Warrants

The following table discloses the number of warrants outstanding as at:

	June 30, 2025		December 31, 2024
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding - beginning of year	5,026,926	$1.38	4,757,926	$1.31
Granted	-	-	900,000	1.30
Exercised	-	-	(631,000)	0.68
Expired	-	-	-	-
Outstanding - end of period	5,026,926	$1.38	5,026,926	$1.38

Outstanding warrants		Expiry Date	Exercise price
577,000		November 29, 2025	$1.50
925,926		December 13, 2025	$1.46
355,000		May 10, 2028	$1.50
460,000		June 30, 2026	$1.30
900,000		January 11, 2027	$1.30
1,809,000	*	March 28, 2027	$1.35
5,026,926

*During the period ended June 30, 2025 the expiry date of these warrants were extended to March 28, 2027 from March      28, 2025.

Greenbriar Sustainable Living Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2025 and 2024
(amounts expressed in Canadian dollars, except where indicated)

e. Convertible equity reserve

	June 30, 2025	December 31, 2024
Opening balance	$37,219	$37,219
Equity reserve related to convertible debenture (note 10)	-	-
Ending balance	$37, 219	$37,219

On June 30, 2023, the Company issued an $1,000,000 unsecured convertible debenture. The debenture bears interest at 12% per annum, calculated and paid quarterly commencing on the date of issuance and matures on June 30, 2026. The debenture holder can convert all or any portion of the outstanding principal amount into common shares of the Company, at a price of $1.25 per common share. Based on the discount factor of 13.5% over the debenture's term of three years used to determine the fair value of the debenture, the conversion feature was classified as equity and was assigned a residual value of $37,219.

14  Financial instruments

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks.

The following tables summarize the valuation of the Company's financial assets and liabilities reported at fair value by the fair value hierarchy levels:

		June 30, 2025	December 31, 2024
	Fair Value	Fair value $	Fair value $
Financial assets
Fair value through profit and loss ("FVTPL")
Cash	Level 1	2,885	-
Marketable securities	Level 2	1,755,000	1,755,000
Financial liabilities
Other financial liabilities
Overdraft	Level 1	-	54,227
Convertible debenture derivative	Level 3	1,031,352	1,025,803

Fair value

Financial instruments measured at fair value are grouped into Level 1 to 3 based on the degree to which fair value is observable:

Level 1 - quoted prices in active markets for identical securities

Level 2 - significant observable inputs other than quoted prices included in Level 1

Level 3 - significant unobservable inputs.

Option liability and convertible debenture derivative are considered to be a Level 3 classification as certain inputs are not based on observable market data. See Note 11 for details on inputs utilized in the valuation.

The Company did not move any instruments between levels of the fair value hierarchy during the period ended June 30, 2025 and December 31, 2024.

The Company's financial instruments include cash, marketable securities, other receivables, related party loan receivable, accounts payable and accrued liabilities, loan payable and promissory notes, joint venture settlement obligation, convertible debentures and convertible debenture derivatives. The carrying values of other receivables, related company loan receivable and accounts payable and accrued liabilities and loan payable and promissory notes approximate their fair values due to their relatively short periods to maturity.

Greenbriar Sustainable Living Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2025 and 2024
(amounts expressed in Canadian dollars, except where indicated)

The fair value of the marketable securities is based on recent transaction prices.

The fair value of the joint venture settlement obligation and convertible debentures are initially recorded at fair value and are evaluated by the Company based on level 2 inputs such as discounted future interest and principal payments using current market interest rates of instruments using similar terms. These instruments are subsequently measured through amortized cost, with accretion and interest income recognized through the statement of loss and comprehensive loss.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rates through the interest earned on cash balances, deposits, convertible debentures and loans; however, management does not believe this exposure is significant as most items are at fixed interest rates.

Credit risk

The Company is exposed to credit risk through its cash, which is held in large Canadian financial institutions with high credit ratings, other receivables and the loan receivable. The Company believes the credit risk is insignificant for the cash and other receivables and moderate for the loan receivable with Captiva. The Company's exposure is limited to amounts reported within the statement of financial position.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure. In order to meet its financial obligations, the Company will need to generate cash flow from the sale or otherwise disposition of property or raise additional funds. The following table summarizes the remaining contractual maturities of the Company's financial liabilities and operating commitments:

	Less than 1 year	Between 1 and 2 years	Over 2 years	Total
Accounts payable and accrued liabilities	4,890,339	-	-	4,890,339
Loan payables and promissory notes	4,132,047	-	-	4,132,047
Joint venture settlement obligation	1,201,847	1,397,897	830,886	3,430,630
Convertible debenture	869,462	3,375,483	-	4,244,945
Convertible debenture derivative	-	1,031,352	-	1,031,352
Total	$11,093,695	$5,804,732	$830,886	$17,729,313

Foreign exchange risk

The Company operates in Canada and the United States and is exposed to foreign exchange risk arising from transactions denominated in foreign currencies.

The operating results and the financial position of the Company are reported in Canadian dollars. Fluctuations of the operating currencies in relation to the Canadian dollar will have an impact upon the reported results of the Company and may also affect the value of the Company's assets and liabilities.

The Company's financial assets and liabilities as at June 30, 2025 are denominated in Canadian Dollars and United States Dollars and are set out in the following table:

Greenbriar Sustainable Living Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2025 and 2024
(amounts expressed in Canadian dollars, except where indicated)

	Canadian Dollars	US Dollars	Total
Financial assets
Cash	$2,936	$(51)	$2,885
Other receivables	6,362	-	6,362
Marketable securities	1,755,000	-	1,755,000
	1,764,298	(51)	1,764,247
Financial liabilities
Accounts payable and accrued liabilities	(1,098,303)	(3,792,036)	(4,890,339)
Loan payable and promissory notes	(2,395,157)	(1,736,890)	(4,132,047)
Joint venture settlement obligation	(3,430,630)	-	(3,430,630)
Convertible debenture	(869,462)	(3,375,483)	(4,244,945)
Convertible debenture derivative	-	(1,031,352)	(1,031,352)
Net financial liabilities	$(6,029,254)	$(9,935,812)	$(15,965,066)

The Company's financial assets and liabilities as at December 31, 2024 are denominated in Canadian Dollars and United States Dollars and are set out in the following table:

	Canadian Dollars	US Dollars	Total
Financial assets
Other receivables	$7,747	$-	$7,747
Marketable securities	-	1,755,000	1,755,000
	7,747	1,755,000	1,762,747
Financial liabilities
Overdraft	$1,855	$(56,082)	$(54,227)
Accounts payable and accrued liabilities	(1,173,407)	(3,812,692)	(4,986,099)
Loan payable and promissory note	(580,000)	(1,983,145)	(2,563,145)
Joint venture settlement obligation	(3,368,740)	-	(3,368,740)
Convertible debenture	(839,132)	(3,338,552)	(4,177,684)
Convertible debenture derivative	-	(1,025,803)	(1,025,803)
Net financial liabilities	$(5,951,677)	$(8,461,274)	$(14,412,951)

The Company's reported results will be affected by changes in the US dollar to Canadian dollar exchange rate. As of June 30, 2025, a 10% appreciation of the Canadian dollar relative to the US dollar would have decreased net financial liabilities by approximately $993,581 (December 31, 2024 - $846,127). A 10% depreciation of the US Dollar relative to the Canadian dollar would have had the equal but opposite effect. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risk.

Greenbriar Sustainable Living Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2025 and 2024
(amounts expressed in Canadian dollars, except where indicated)

15 Capital management

The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern such that it can continue to provide returns for shareholders and benefits for other stakeholders. The primary use of capital will be used for the development of its properties and acquisitions.

The Company considers the items included in convertible debentures, short-term loans and shareholders' equity as capital. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions, business opportunity and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Company may issue new shares or return capital to its shareholders. The Company is not exposed to externally imposed capital requirements.

Management reviews its capital management approach on an ongoing basis. During the period ended June 30, 2025, there has been no change in the Company's management of capital policies.

16 Segment disclosures

The Company operations are conducted in three reportable segments: real estate development in the United States ("Real Estate"), solar energy projects in Puerto Rico ("Solar Energy") and corporate headquarters located in Canada ("Corporate"). The Company reports information about its operating segments based on the manner in which the Company's chief decision maker views and evaluates the Company's business.

As the Company capitalizes all directly attributable costs related to its Real Estate and Solar Energy segments in accordance with the accounting policy for investment properties and intangibles assets, all material items of profit and loss are attributable to the Corporate segment.

	As at June 30, 2025				As at December 31, 2024
	Real Estate	Solar Energy	Corporate	Total	Real Estate	Solar Energy	Corporate	Total
Assets	$	$	$	$	$	$	$	$
Total assets	9,819,313	7,950,812	1,874,782	19,644,907	10,162,415	8,225,009	1,876,420	20,263,844
Net additions to non-current, non-financial assets	(343,102)	(274,197)	(1,638)	(618,937)	1,826,336	1,049,429	31,545	2,907,310
Total liabilities	4,268,959	58,905	13,401,449	17,729,313	4,256,795	64,168	11,854,735	16,175,698
Loss
Interest expense	-	(230,230)	(431,984)	(662,214)	(550,338)	-	(1,114,306)	(1,664,644)
Interest income	-	-	-	-	-	-	-	-
Loss	(307,436)	(3,945)	(1,043,228)	(1,354,609)	(688,681)	(7,093)	(4,439,802)	(5,135,576)

Greenbriar Sustainable Living Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2025 and 2024
(amounts expressed in Canadian dollars, except where indicated)

Entity wide disclosures

Information about geographical areas:

	Canada	California	Puerto Rico	Total
As at June 30, 2025
Non-current assets	78,447	9,819,313	7,950,812	$17,848,572
As at December 31, 2024
Non-current assets	$82,737	$10,162,415	$8,225,009	$18,470,161

17 Related party transactions

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include officers, directors or companies with common directors of the Company.

The Company incurred the following expenses with key management personnel during the period ended June 30:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Consulting and management fees	$214,322	$150,803	$412,869	$322,719

During the period ended June 30, 2025, the President of the Company charged the Company $124,307 (December 31, 2024 - $181,773) related to services. As at June 30, 2025, included in accounts payable are fees, loan, bonus and expenses due to the President of the Company of $808,615 (December 31, 2024 - $715,216).

During the period ended June 30, 2025, a Company controlled by the CFO of the Company charged the Company $111,000 (2024 - $66,000) related to services.

During the period ended June 30, 2025, the Chief Executive Officer of the Company charged the Company $177,561 (2024 - $169,108) related to services.

During the period ended June 30, 2025, related party loans totaled USD $190,300 (December 31, 2024 - USD $190,300)

On June 22, 2023 and amended on August 21, 2023, the Company entered into an agreement with Captiva whereby the Company will repay Captiva the amount funded by Captiva under the Option and Joint Venture Agreement (equal to $5,591,588) in 48 equal monthly installments of $116,491 starting on August 22, 2024, with the last payment on June 1, 2028. During the year ended December 31, 2024, the Company settled $1,000,000 of the settlement obligation in exchange for the issuance of 2,197,802 common shares of the Company and recorded loss of $538,461 on settlement in the statement of loss and comprehensive loss. Subsequent to the remaining amount owing under the Original Settlement Agreement, as amended by the Settlement Amending Agreements, being repaid, Captiva will no longer have any further net profits interest, or any other interest, in and to the Sage Ranch Project. (Note 12)

During the year ended December 31, 2024, the Company entered into a loan agreement for USD $350,000 ($476,563). The loan bears interest at 12% per annum, is unsecured and is repayable on or before December 31, 2025. During the period ended June 30, 2025, the ownership of the USD $350,000 loan was transferred to the CEO of the Company through a private transaction. As at June 30, 205, interest on the promissory note was $59,138, and repaid during current period (December 31, 2024 - $28,332).

As at June 30, 2025, USD $1,062,797 (December 31, 2024 - USD $1,234,784) remained accrued, and USD $171,988 (December 31, 2024 - USD $254,426) was paid related to accrued bonuses to awarded to executives, directors and former directors of the Company.

As at June 30, 2025, the Company had $1,154,552 (December 31, 2024 - $929,948) in accounts payable to related parties.

Greenbriar Sustainable Living Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2025 and 2024
(amounts expressed in Canadian dollars, except where indicated)

18 Commitments and contingencies

As at June 30, 2025, the Company had the following commitments and contingencies outstanding:

	Within 1 year	Over 1 year	Total
PBJL Share transfer (ii)	$682,150	$-	$682,150

i) The Company entered into four separate land lease options agreements with Jose Arturo Acosta, to lease land in the Municipality of Lajas and Guanica of Puerto Rico. The Company made initial payments on the execution date of each option agreement and will thereafter make certain payments over the term of the option periods.  Subsequent to year end, the Company entered into additional extension agreements extending the option term on all agreements to December 31, 2025, and agreeing to make future payments totalling US$221,000.

ii) On April 23, 2013, 330 common shares, representing approximately a 33% interest, of PBJL were transferred by Heidi Ciachurski, the spouse of the Company's CEO to AG Solar and the Company.  The Company may be required to pay approximately US $500,000 for these shares on terms yet to be negotiated. As at December 31, 2024, no material negotiations have occurred. Any future payments will be subject to available funds and the completion of a significant financing of the Company in the future.

iii) On March 30, 2022, the Company executed the USD $40 million Mandate Agreement with Voya, as amended by agreements dated October 3, 2023, January 8, 2024, April 2, 2024, August 30, 2024 and April 24, 2025 for a senior secured construction loan for the construction of the Company's Sage Ranch Project. In connection with the Mandate Agreement, in the event the Company choses another lender for the Sage Ranch Project or otherwise begins construction on the Sage Ranch Project without obtaining financing from Voya, the Company will issue to Voya 2,000,000 warrants to purchase common shares of the Company for $1.25 per share, plus a USD $1 million cash break-up fee.

iv) Upon the Company closing certain development milestones allowing for an equity raise of at least US $2 Million or the sale of any Company assets or project rights including the Tehachapi land, whichever comes first, the Company will make a one-time payment of US $250,000 to Cliff Webb, the President of the Company.  In addition, the President will be paid a US$1.95 Million development completion bonus at the time the Montalva Solar Project completes all key milestones necessary for the Company to obtain project financing for the Montalva Solar Project. These development milestone payments are structured to incentivize the President to reach these milestones and compensate him for the work required to do so and were reviewed and approved by the Company's compensation committee.

v) The Company is a party to a lawsuit with a former contractor. Both parties have filed complaints seeking damages and the outcome is  uncertain at this time.

19 Subsequent events

On July 18, 2025, the Company completed a share for debt transactions and settled $1,186,900 in amounts owing by issuing 2,637,556 common shares and 2,537,556 warrants of the Company.